Filed pursuant to Rule 424(b)(3)
Registration No. 333-148049

ASPECT GLOBAL DIVERSIFIED FUND LP

SUPPLEMENT DATED OCTOBER 18, 2010
TO
THE PROSPECTUS AND DISCLOSURE DOCUMENT
DATED MAY 3, 2010

This Supplement contains performance information for September 2010 for the Aspect Global Diversified Fund LP.  It supplements the Fund’s Prospectus and Disclosure Document dated May 3, 2010.  Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in the Fund.

__________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement.  Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

Aspect Global Diversified Fund LP A Units
Performance Update | September 2010

Series A Performance Since Dec 2008

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
2008												4.31%	4.31%
2009	0.37%	0.57%	-4.55%	-4.18%	-2.77%	-10.02%	-1.91%	4.37%	3.01%	-5.76%	9.26%	-6.37%	-17.87%
2010	-3.61%	2.44%	4.06%	1.82%	-4.01%	0.80%	-1.98%	7.90%	0.98%				8.11%

Monthly Commentary

The Fund’s A Units returned 0.98% in September. The month started with investor optimism following strong manufacturing numbers out of China and the US. Consequently, fixed income markets sold off, to the detriment of the Fund’s long positions, while equity markets rallied. However, the prices of US bonds recovered following the US Federal Reserve’s comments towards the end of the month about the possibility of a further round of quantitative easing. Similarly, Japanese Government bonds prices also recovered following the Bank of Japan’s mid-month market action in an effort to weaken the Yen. Against this backdrop, the US dollar declined to the benefit of the Fund’s net short positioning, particularly against commodity currencies and the Swiss franc. Long positions in emerging market currencies also contributed positively. Performance in commodities was mixed. Strong performance in agriculturals was driven by gains on long positions in cotton, the soy complex, sugar and corn. Grain prices rallied after delays in the US harvest and poor crop yields; cotton reached 15-year highs as poor weather in China and floods in Pakistan damaged crops. In energies, oil prices gained on the back of a weaker US dollar and an unexpected drop in inventories towards the end of the month, to the detriment of the Fund’s short positioning. Lastly, performance in metals was largely driven by gains from gold and silver, whose prices rallied on the back of safe-haven buying.

PAST PERFORMANCE iS NOT NECESSARiLY iNDiCATiVE OF FUTURE RESULTS. Commentary prepared by Aspect Capital Limited. Fund performance is net of all fees and expenses. The Fund commenced trading on September 1, 2008, and Series A Units commenced trading on December 1, 2008. Series A Units redeemed prior to the first anniversary of the subscription date will be subject to a Redemption Fee equal to the product of (i) 2.00% of the subscription price for such Series A Units on the subscription date, divided by twelve, and (ii) the number of months remaining before the first anniversary of the subscription date. Limited Partners will not be required to pay any Redemption Fees on Series A Units if such Limited Partners are subject to a mandatory redemption of their Units within the first year of purchase.

The Fund employs leverage, is speculative, has significant expenses and is not suitable for all investors. No representation is made that the Fund will achieve its objectives or that any investor will achieve results comparable to those shown, or will be able to avoid incurring substantial losses. Before making any investment, please thoroughly review the Fund’s prospectus. This must be read in conjunction with the full prospectus in order to understand all of the implications and risks of the offering of securities to which it relates. A copy of the complete prospectus must be made available to you in connection with this offering.

Aspect Global Diversified Fund LP A Units	Performance Update September 2010

Pro-Forma Performance of the Trading Program as Adjusted to Reflect the Fee Structure for Series A Units

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
1998												0.35%	0.35%
1999	-6.27%	3.00%	-6.22%	8.26%	-3.45%	-0.93%	-4.21%	-1.23%	-2.54%	-4.46%	8.68%	6.56%	-4.34%
2000	2.03%	-0.77%	-1.12%	-3.66%	4.01%	-4.27%	-2.66%	3.66%	-0.64%	4.41%	11.69%	14.26%	28.28%
2001	0.78%	0.17%	12.28%	-8.60%	-2.92%	0.09%	3.81%	2.86%	12.61%	6.02%	-5.72%	-3.72%	16.49%
2002	-6.53%	-12.00%	5.39%	-3.63%	2.65%	13.14%	9.53%	1.47%	8.30%	-8.14%	-6.16%	16.64%	17.41%
2003	4.18%	9.72%	-7.04%	-2.13%	10.51%	-3.23%	1.81%	-0.81%	1.68%	2.67%	-1.14%	4.45%	21.09%
2004	2.00%	7.84%	-5.31%	-9.38%	-1.99%	-9.87%	-0.63%	0.61%	0.44%	3.62%	5.81%	-3.97%	-11.85%
2005	-9.36%	4.48%	1.30%	-3.94%	5.09%	4.91%	-1.48%	4.64%	0.25%	-2.15%	6.49%	-0.78%	8.54%
2006	2.48%	-2.03%	6.25%	7.15%	-6.45%	0.09%	-5.95%	-1.19%	-0.05%	5.27%	-0.22%	6.37%	11.07%
2007	3.68%	-7.47%	-2.81%	5.08%	7.77%	4.68%	-7.29%	-8.33%	6.03%	8.25%	-5.55%	3.52%	5.42%
2008	6.51%	9.50%**	-3.67%	-6.70%	4.55%	8.45%	-11.38%	-5.55%	3.73%	9.15%	5.92%		19.29%

The inception of the Trading Program was December 1998.

PRO FORMA RETURNS: Historical returns presented in the performance table above show the trading results of a representative account, which account is an investment fund, traded pursuant to the Aspect Diversified Program. The results have been adjusted to reflect the Fund’s Series A Unit fee structure and reflect the increased leverage used by the Fund of approximately 1.2 times the normal leverage of the trading program. Series A unit fees include a 2.40% Trading Advisor Management Fee, 20% Trading Advisor Incentive Fee, 0.75% Offering Expenses, 1.10% General Partner Fee, 2.00% Selling Agent Fees, 0.95% Administrative Expenses, 0.15% Broker Dealer Servicing Fee and 0.30% Brokerage Commissions and Trading Expenses, per the Fund’s prospectus. Interest income is calculated to reflect the Fund’s cash management policies, using historical rates. For further information about these Units and their fee structure, please refer to the Fund’s current prospectus. The General Partner believes that the method used in the table above provides a fair representation of the pro forma effect of fees, expenses and leverage on the performance results of the trading program.

**In February 2008, Aspect Capital Limited made a 10% allocation to a proprietary systematic trading strategy (the “Stock Sector Strategy”) within the representative account. The Stock Sector Strategy is not currently applied to other accounts trading the Aspect Diversified Program, including the Fund. Therefore, the pro forma performance figures for February 2008 onwards represent the adjusted performance of the representative account to exclude the effect of the Stock Sector Strategy allocation (i.e., the figures above are pro forma performance figures based on the version of the Aspect Diversified Program that is traded by the Fund).

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Steben & Company, Inc. | General Partner, Aspect Global Diversified Fund LP | 240 631 7600 | info@steben.com

Aspect Global Diversified Fund LP B Units
Performance Update | September 2010

Series B Performance Since Nov 2008

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
2008											6.04%	4.42%	10.72%
2009	0.47%	0.67%	-4.40%	-4.05%	-2.65%	-9.90%	-1.78%	4.50%	3.15%	-5.63%	9.41%	-6.25%	-16.61%
2010	-3.49%	2.57%	4.19%	1.95%	-3.88%	0.93%	-1.86%	8.04%	1.11%				9.38%

Monthly Commentary

The Fund’ B Units returned 1.11% in September. The month started with investor optimism following strong manufacturing numbers out of China and the US. Consequently, fixed income markets sold off, to the detriment of the Fund’s long positions, while equity markets rallied. However, the prices of US bonds recovered following the US Federal Reserve’s comments towards the end of the month about the possibility of a further round of quantitative easing. Similarly, Japanese Government bonds prices also recovered following the Bank of Japan’s mid-month market action in an effort to weaken the Yen. Against this backdrop, the US dollar declined to the benefit of the Fund’s net short positioning, particularly against commodity currencies and the Swiss franc. Long positions in emerging market currencies also contributed positively. Performance in commodities was mixed. Strong performance in agriculturals was driven by gains on long positions in cotton, the soy complex, sugar and corn. Grain prices rallied after delays in the US harvest and poor crop yields; cotton reached 15-year highs as poor weather in China and floods in Pakistan damaged crops. In energies, oil prices gained on the back of a weaker US dollar and an unexpected drop in inventories towards the end of the month, to the detriment of the Fund’s short positioning. Lastly, performance in metals was largely driven by gains from gold and silver, whose prices rallied on the back of safe-haven buying.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. Fund performance is net of all fees and expenses. The Fund commenced trading on September 1, 2008, and Series B Units commenced actual trading on November 1, 2008. The Fund employs leverage, is speculative, has significant expenses and is not suitable for all investors. No representation is made that the Fund will achieve its objectives or that any investor will achieve results comparable to those shown, or will be able to avoid incurring substantial losses. Before making any investment, please thoroughly review the Fund’s prospectus. This must be read in conjunction with the full prospectus in order to understand all of the implications and risks of the offering of securities to which it relates. A copy of the complete prospectus must be made available to you in connection with this offering.

Aspect Global Diversified Fund LP B Units	Performance Update September 2010

Pro-Forma Performance of the Trading Program as Adjusted to Reflect the Fee Structure for Series B Units

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
1998												0.40%	0.40%
1999	-6.15%	3.13%	-6.10%	8.40%	-3.32%	-0.80%	-4.08%	-1.10%	-2.41%	-4.34%	8.82%	6.69%	-2.84%
2000	2.17%	-0.64%	-1.00%	-3.54%	4.15%	-4.15%	-2.53%	3.79%	-0.51%	4.55%	11.72%	13.91%	29.59%
2001	0.89%	0.27%	12.40%	-8.48%	-2.79%	0.22%	3.95%	2.99%	12.60%	6.13%	-5.57%	-3.60%	18.06%
2002	-6.40%	-11.89%	5.52%	-3.50%	2.78%	13.28%	9.39%	1.57%	8.42%	-8.02%	-6.04%	16.70%	18.80%
2003	4.29%	9.83%	-6.94%	-2.00%	10.60%	-3.13%	1.92%	-0.71%	1.79%	2.78%	-1.04%	4.56%	22.62%
2004	2.11%	7.95%	-5.21%	-9.26%	-1.86%	-9.75%	-0.50%	0.74%	0.57%	3.75%	5.95%	-3.85%	-10.53%
2005	-9.25%	4.62%	1.43%	-3.82%	5.22%	5.05%	-1.35%	4.77%	0.38%	-2.03%	6.63%	-0.65%	10.24%
2006	2.62%	-1.91%	6.39%	6.71%	-5.79%	0.22%	-5.83%	-1.06%	0.08%	5.40%	-0.09%	6.51%	12.85%
2007	3.59%	-7.14%	-2.68%	5.22%	7.53%	4.20%	-7.17%	-8.21%	6.17%	8.39%	-5.42%	3.65%	6.09%
2008	6.63%	9.45%**	-3.57%	-6.58%	4.68%	8.51%	-11.27%	-5.43%	3.83%	9.27%			13.69%

The inception of the Trading Program was December 1998.

PRO FORMA RETURNS: Historical returns presented in the performance table above show the trading results of a representative account, which account is an investment fund, traded pursuant to the Aspect Diversified Program. The results have been adjusted to reflect the Fund’s Series B Unit fee structure and reflect the increased leverage used by the Fund of approximately 1.2 times the normal leverage of the trading program. Series B unit fees include a 2.40% Trading Advisor Management Fee, 20% Trading Advisor Incentive Fee, 0.75% Offering Expenses, 1.10% General Partner Fee, 0.60% Broker Dealer Service Fee or Broker Dealer Custodial Fee, 0.95% Administrative Expenses, and 0.30% Brokerage Commissions and Trading Expenses, per the Fund’s prospectus. Interest income is calculated to reflect the Fund’s cash management policies, using historical rates. For further information about these Units and their fee structure, please refer to the Fund’s prospectus. The General Partner believes that the method used in the table above provides a fair representation of the pro forma effect of fees, expenses and leverage on the performance results of the trading program.

**In February 2008, Aspect Capital Limited made a 10% allocation to a proprietary systematic trading strategy (the “Stock Sector Strategy”) within the representative account. The Stock Sector Strategy is not currently applied to other accounts trading the Aspect Diversified Program, including the Fund. Therefore, the pro forma performance figures for February 2008 onwards represent the adjusted performance of the representative account to exclude the effect of the Stock Sector Strategy allocation (i.e., the above figures are pro forma performance figures based on the version of the Aspect Diversified Program that is traded by the Fund).

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Steben & Company, Inc. | General Partner, Aspect Global Diversified Fund LP | 240 631 7600 | info@steben.com

Aspect Global Diversified Fund LP I Units
Performance Update | September 2010

Series I Performance Since Sep 2008

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
2008									3.88%	9.32%	6.08%	4.46%	25.83%
2009	0.51%	0.71%	-4.23%	-4.00%	-2.60%	-9.86%	-1.73%	4.55%	3.20%	-5.59%	9.46%	-6.20%	-16.01%
2010	-3.44%	2.63%	4.24%	2.01%	-3.83%	0.98%	-1.81%	8.09%	1.16%				9.87%

Monthly Commentary

The Fund’s I Units returned 1.16% in September. The month started with investor optimism following strong manufacturing numbers out of China and the US. Consequently, fixed income markets sold off, to the detriment of the Fund’s long positions, while equity markets rallied. However, the prices of US bonds recovered following the US Federal Reserve’s comments towards the end of the month about the possibility of a further round of quantitative easing. Similarly, Japanese Government bonds prices also recovered following the Bank of Japan’s mid-month market action in an effort to weaken the Yen. Against this backdrop, the US dollar declined to the benefit of the Fund’s net short positioning, particularly against commodity currencies and the Swiss franc. Long positions in emerging market currencies also contributed positively. Performance in commodities was mixed. Strong performance in agriculturals was driven by gains on long positions in cotton, the soy complex, sugar and corn. Grain prices rallied after delays in the US harvest and poor crop yields; cotton reached 15-year highs as poor weather in China and floods in Pakistan damaged crops. In energies, oil prices gained on the back of a weaker US dollar and an unexpected drop in inventories towards the end of the month, to the detriment of the Fund’s short positioning. Lastly, performance in metals was largely driven by gains from gold and silver, whose prices rallied on the back of safe-haven buying.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. Fund performance is net of all fees and expenses. The Fund commenced trading on September 1, 2008. The Fund employs leverage, is speculative, has significant expenses and is not suitable for all investors. No representation is made that the Fund will achieve its objectives or that any investor will achieve results comparable to those shown, or will be able to avoid incurring substantial losses. Before making any investment, please thoroughly review the Fund’s prospectus. This must be read in conjunction with the full prospectus in order to understand all of the implications and risks of the offering of securities to which it relates. A copy of the complete prospectus must be made available to you in connection with this offering.

Aspect Global Diversified Fund LP I Units	Performance Update September 2010

Pro-Forma Performance of the Trading Program as Adjusted to Reflect the Fee Structure for Series I Units

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YEAR
1998												0.42%	0.42%
1999	-6.10%	3.18%	-6.05%	8.46%	-3.27%	-0.75%	-4.03%	-1.05%	-2.36%	-4.29%	8.88%	6.75%	-2.26%
2000	2.22%	-0.59%	-0.95%	-3.49%	4.20%	-4.10%	-2.48%	3.84%	-0.46%	4.60%	11.53%	13.95%	30.07%
2001	0.93%	0.31%	12.44%	-8.43%	-2.74%	0.27%	4.00%	3.04%	12.59%	6.18%	-5.52%	-3.55%	18.67%
2002	-6.36%	-11.84%	5.58%	-3.45%	2.83%	13.34%	9.34%	1.61%	8.46%	-7.97%	-5.99%	16.72%	19.35%
2003	4.33%	9.88%	-6.91%	-1.95%	10.64%	-3.09%	1.96%	-0.67%	1.83%	2.82%	-1.00%	4.61%	23.21%
2004	2.15%	8.00%	-5.17%	-9.21%	-1.82%	-9.70%	-0.45%	0.79%	0.62%	3.80%	6.00%	-3.80%	-10.02%
2005	-9.20%	4.67%	1.48%	-3.77%	5.28%	5.10%	-1.30%	4.82%	0.43%	-1.98%	6.68%	-0.60%	10.91%
2006	2.67%	-1.86%	6.44%	6.51%	-5.50%	0.27%	-5.78%	-1.02%	0.13%	5.46%	-0.04%	6.57%	13.55%
2007	3.31%	-6.77%	-2.64%	5.27%	7.20%	4.25%	-7.12%	-8.17%	6.22%	8.45%	-5.38%	3.70%	6.36%
2008	6.61%	9.49%**	-3.54%	-6.54%	4.73%	8.54%	-11.22%	-5.38%					0.49%

The inception of the Trading Program was December 1998.

PRO FORMA RETURNS: Historical returns presented in the performance table above show the trading results of a representative account, which account is an investment fund, traded pursuant to the Aspect Diversified Program. The results have been adjusted to reflect the Fund’s Series I Unit fee structure and reflect the increased leverage used by the Fund of approximately 1.2 times the normal leverage of the trading program. Series I unit fees include a 2.40% Trading Advisor Management Fee, 20% Trading Advisor Incentive Fee, 0.75% Offering Expenses, 1.10% General Partner Fee, 0.95% Administrative Expenses, and 0.30% Brokerage Commissions and Trading Expenses, per the Fund’s prospectus. Interest income is calculated to reflect the Fund’s cash management policies, using historical rates. For further information about these Units and their fee structure, please refer to the Fund’s prospectus. The General Partner believes that the method used in the table above provides a fair representation of the pro forma effect of fees, expenses and leverage on the performance results of the trading program.

**In February 2008, Aspect Capital Limited made a 10% allocation to a proprietary systematic trading strategy (the “Stock Sector Strategy”) within the representative account. The Stock Sector Strategy is not currently applied to other accounts trading the Aspect Diversified Program, including the Fund. Therefore, the pro forma performance figures for February 2008 onwards represent the adjusted performance of the representative account to exclude the effect of the Stock Sector Strategy allocation (i.e., pro forma performance figures are based on the version of the Aspect Diversified Program that is traded by the Fund).

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Steben & Company, Inc. | General Partner, Aspect Global Diversified Fund LP | 240 631 7600 | info@steben.com